AIRPORTS, ASSET ROTATION, UK Ferrovial closes the sale of a 19.75% stake in Heathrow for 2,000 million euros Amsterdam, December 12, 2024.- Reference is made to the press release communication dated 14 June 2024 regarding the sale by Ferrovial and certain other shareholders of FGP Topco Ltd (FGP Topco), parent company of Heathrow Airport Holdings Ltd. (the Tagging Shareholders) of 37.62% of the share capital of FGP Topco to Ardian and PIF. Following satisfaction of applicable regulatory conditions, Ferrovial and the Tagging Shareholders have completed the sale of 37.62% of the share capital of FGP Topco whereby Ferrovial has sold 19.75% and the Tagging Shareholders have sold jointly 17.87% of the share capital of FGP Topco for GBP 3,259 million (approximately 4,000 million euros). As a result, Ferrovial now holds shares representing 5.25% and the Tagging Shareholders now jointly hold shares representing 4.75% of the share capital of FGP Topco. Ardian and PIF, through separate vehicles, hold shares representing c. 22.6% and c. 15.0% of the share capital of FGP Topco respectively. As a consequence of the transaction, Ferrovial will recognize at 2024 year-end an estimated profit of 2,500 million euros, of which 2,000 million euros will correspond to the shares sold and 500 million euros to the 5.25% stake retained, which from that moment will be registered as a financial investment valued at fair value with changes recognized through profit and loss. About Ferrovial Ferrovial is one of the world’s leading infrastructure companies. The Company operates in more than 15 countries and has a workforce of over 24,000 worldwide. Ferrovial is triple listed on Euronext Amsterdam, the Spanish Stock Exchanges and Nasdaq and is a member of Spain’s blue-chip IBEX 35 index. It is part of the Dow Jones Sustainability Index and FTSE4Good, and all its operations are conducted in compliance with the principles of the UN Global Compact, which the Company adopted in 2002.